Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 5 DATED JUNE 11, 2013
TO THE PROSPECTUS DATED MAY 1, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated May 1, 2013, Supplement No. 1 dated May 1, 2013, Supplement No. 2 dated May 9, 2013, Supplement No. 3 dated May 17, 2013 and Supplement No. 4 dated June 3, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc.; and
(2)	recent real property investments.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering up to 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. As of June 7, 2013, we had accepted investors’ subscriptions for, and issued, approximately 62.2 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $620.1 million.
We will offer shares of our common stock pursuant to the offering until January 26, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by January 26, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary – Description of Real Estate Investments” on page 11 of the prospectus.
Description of Real Estate Investments
As of June 3, 2013, our investment portfolio consisted of 158 properties located in 32 states, consisting of approximately 4.9 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired 17 properties between May 4, 2013 and June 3, 2013, which are listed below in order of their date of acquisition.

				Rentable
		Number of		Square	Purchase
Property Description	Type	Tenants	Tenant(s)	Feet (1)	Price
LA Fitness – Mesa, AZ	Fitness	1	L.A. Fitness International, LLC	57,500	$11,100,000
Academy Sports – Valdosta, GA	Sports and Hobby	1	Academy, LTD	71,680	9,790,000
Dollar General – Theodore, AL	Discount Store	1	Dolgencorp, LLC	9,026	1,233,451
Dollar General – Temple, GA	Discount Store	1	Dolgencorp, LLC	9,026	1,354,297
Home Depot – Plainwell, MI	Home and Garden	1	Home Depot U.S.A, Inc.	96,801	13,389,430
TJ Maxx/Dollar Tree – Oxford, OH	Discount Store	2	The TJX Companies, Inc./Dollar Tree Stores, Inc.	37,401	3,707,044
Hancock Village – Chesterfield, VA	Shopping Center	25	Various	163,875	27,500,000

				Rentable
		Number of		Square	Purchase
Property Description	Type	Tenants	Tenant(s)	Feet (1)	Price
Poplar Springs Plaza – Duncan, SC	Shopping Center	9	Various	64,038	$7,900,000
Tractor Supply – Lumberton, NC	Home and Garden	1	The Tractor Supply Company	19,097	3,121,429
Warrenton Highlands – Warrenton, OR	Shopping Center	6	Various	44,504	8,650,000
Fargo Plaza – Fargo, ND	Shopping Center	3	Various	90,525	6,855,219
Quick Chek – Various (2)	Convenience Store	6	Quick Chek Corporation	42,209	44,000,001
				705,682	$138,600,871

(1)	Includes square feet of buildings that are on land subject to ground leases.
(2)	The Quick Chek portfolio consists of six single-tenant properties, all of which are located in New York.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies – Real Property Investments” beginning on page 109 of the prospectus.
Real Property Investments
As of June 3, 2013, we, through separate wholly–owned limited liability companies and limited partnerships, owned 158 properties located in 32 states, consisting of approximately 4.9 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and from available borrowings. We acquired 17 properties between May 4, 2013 and June 3, 2013, which are listed below in order of their date of acquisition.

		Year	Purchase	Fees Paid to	Initial	Average	Physical
Property Description	Date Acquired	Built	Price	Sponsor (1)	Yield (2)	Yield (3)	Occupancy
LA Fitness – Mesa, AZ	May 8, 2013	2010	$11,100,000	$222,000	7.77%	7.77%	100%
Academy Sports – Valdosta, GA	May 10, 2013	2012	9,790,000	195,800	7.51%	7.93%	100%
Dollar General – Theodore, AL	May 15, 2013	2013	1,233,451	24,669	7.40%	7.40%	100%
Dollar General – Temple, GA	May 15, 2013	2013	1,354,297	27,086	7.40%	7.47%	100%
Home Depot – Plainwell, MI	May 16, 2013	N/A (4)	13,389,430	267,789	6.15%	6.96%	100%
TJ Maxx/Dollar Tree – Oxford, OH	May 20, 2013	2013	3,707,044	74,141	7.80%	7.98%	100%
Hancock Village – Chesterfield, VA	May 23, 2013	2009	27,500,000	550,000	8.71%	9.38%	100%
Poplar Springs Plaza – Duncan, SC	May 24, 2013	1995	7,900,000	158,000	7.33%	7.35%	95%
Tractor Supply – Lumberton, NC	May 24, 2013	2013	3,121,429	62,429	7.00%	7.36%	100%
Warrenton Highlands – Warrenton, OR	May 29, 2013	2011	8,650,000	173,000	7.31%	7.39%	96%
Fargo Plaza – Fargo, ND	May 30, 2013	2003	6,855,219	137,104	8.27%	8.56%	97%
Quick Chek – Middletown (Route 211), NY	May 31, 2013	2007	6,735,369	134,707	6.55%	7.20%	100%
Quick Chek – Middletown (HWY 108), NY	May 31, 2013	2009	7,826,972	156,539	6.55%	7.15%	100%
Quick Chek – Middletown (Main), NY	May 31, 2013	2009	8,040,713	160,814	6.55%	7.14%	100%
Quick Chek – Kingston, NY	May 31, 2013	2008	7,330,789	146,616	6.55%	7.20%	100%
Quick Chek – Saugerties, NY	May 31, 2013	2009	7,330,789	146,616	6.55%	7.18%	100%
Quick Chek – Lake Katrine, NY	May 31, 2013	2008	6,735,369	134,707	6.55%	7.22%	100%
			$138,600,871	$2,772,017

(1)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 79 of the prospectus.
(2)	Initial yield is calculated as the effective annualized rental income, adjusted for any rent concessions or abatements, if any, for the in-place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent concessions or abatements, if any, for the in-place leases over the non-cancelable lease term at the respective property divided by the property purchase price, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
(4)	Subject to ground lease and therefore year built is not applicable.
The following table sets forth the principal provisions of the lease term for the major tenants at each of the properties listed above:

								Effective
		Total		% of Total		Effective		Base
		Square		Rentable	Renewal	Annual		Rent per
	Major	Feet		Square	Options	Base		Square
Property	Tenants (1)	Leased		Feet	(2)	Rent (3)		Foot (3)	Lease Term (4)
LA Fitness – Mesa, AZ	L.A. Fitness International, LLC	57,500		100%	3/5 yr.	$862,500	(5)	$15.00	5/8/2013	-	1/31/2026
Academy Sports – Valdosta,	Academy, LTD	71,680		100%	3/5 yr.	734,823		10.25	5/10/2013	-	1/31/2017
GA						770,560		10.75	2/1/2017	-	1/31/2022
						806,400		11.25	2/1/2022	-	1/31/2028
Dollar General – Theodore, AL	Dolgencorp, LLC	9,026		100%	5/5 yr.	91,275		10.11	5/15/2013	-	4/30/2028
Dollar General – Temple, GA	Dolgencorp, LLC	9,026		100%	5/5 yr.	100,218		11.10	5/15/2013	-	3/31/2023
						103,225		11.44	4/1/2023	-	3/31/2028
Home Depot – Plainwell, MI	Home Depot U.S.A, Inc.	—	(6)	100%	4/5 yr.	823,450	(7)	8.51	5/16/2013	-	1/31/2026
TJ Maxx/Dollar Tree –	The TJX	27,218		73%	4/5 yr.	197,331		7.25	5/20/2013	-	4/30/2018
Oxford, OH	Companies, Inc.					210,940		7.75	5/1/2018	-	4/30/2023
	Dollar Tree Stores, Inc.	10,183		27%	3/5 yr.	91,647		9.00	5/20/2013	-	8/31/2017
Hancock Village –	Dick’s Sporting	50,029		31%	4/5 yr.	500,290		10.00	5/23/2013	-	1/31/2017
Chesterfield, VA	Goods, Inc.					525,305		10.50	2/1/2017	-	1/31/2022
	Hobby Lobby	56,050		34%	3/5 yr.	420,375		7.50	5/23/2013	-	10/31/2016
	Stores, Inc.					448,400		8.00	11/1/2016	-	10/31/2021
						476,425		8.50	11/1/2021	-	10/31/2026
Poplar Springs Plaza – Duncan, SC	Publix Super Markets, Inc.	47,955		75%	6/5 yr.	395,629		8.25	5/24/2013	-	11/1/2022
Tractor Supply – Lumberton,	The Tractor	19,097		100%	4/5 yr.	218,500		11.44	5/24/2013	-	3/31/2018
NC	Supply					229,425		12.01	4/1/2018	-	3/31/2023
	Company					240,896		12.61	4/1/2023	-	3/31/2028

						Effective
		Total	% of Total		Effective	Base
		Square	Rentable	Renewal	Annual	Rent per
	Major	Feet	Square	Options	Base	Square
Property	Tenants (1)	Leased	Feet	(2)	Rent (3)	Foot (3)	Lease Term (4)
Warrenton Highlands – Warrenton, OR	Staples The Office Superstore, LLC	14,389	32%	3/5 yr.	$215,835	$15.00	5/29/2013	-	1/31/2021
	Petco Animal Supplies Stores, Inc.	11,750	26%	4/5 yr.	146,875	12.50	5/29/2013	-	1/31/2022
	Dollar Tree Stores, Inc.	9,000	20%	3/5 yr.	126,000	14.00	5/29/2013	-	3/31/2021
Fargo Plaza – Fargo, ND	Hobby Lobby Stores, Inc.	60,000	66%	2/5 yr.	360,000	6.00	5/30/2013	-	8/31/2023
	Dollar Tree Stores, Inc.	16,175	18%	2/5 yr.	95,756	5.92	5/30/2013	-	9/30/2015
	Kirkland’s Stores,	14,350	16%	2/5 yr.	111,213	7.75	5/30/2013	-	6/30/2018
	Inc.				122,406	8.53	7/1/2018	-	6/30/2023
Quick Chek – Middletown	Quick Chek	7,195	100%	4/5 yr.	441,000	61.29	5/31/2013	-	11/30/2018
(Route 211), NY	Corporation				485,100	67.42	12/1/2018	-	11/30/2023
					533,610	74.16	12/1/2023	-	11/30/2028
Quick Chek – Middletown	Quick Chek	6,345	100%	4/5 yr.	512,500	80.77	5/31/2013	-	9/21/2019
(HWY 108), NY	Corporation				563,750	88.85	9/22/2019	-	9/21/2024
					620,125	97.73	9/22/2024	-	9/21/2029
Quick Chek – Middletown	Quick Chek	7,009	100%	4/5 yr.	526,500	75.12	5/31/2013	-	8/31/2020
(Main), NY	Corporation				579,150	82.63	9/1/2020	-	8/31/2025
					637,065	90.89	9/1/2025	-	8/31/2030
Quick Chek – Kingston, NY	Quick Chek	7,184	100%	4/5 yr.	480,000	66.82	5/31/2013	-	12/31/2018
	Corporation				528,000	73.50	1/1/2019	-	12/31/2023
					580,800	80.85	1/1/2024	-	12/31/2028
Quick Chek – Saugerties, NY	Quick Chek	7,216	100%	4/5 yr.	480,000	66.52	5/31/2013	-	5/28/2019
	Corporation				528,000	73.17	5/29/2019	-	5/28/2024
					580,800	80.49	5/29/2024	-	5/28/2029
Quick Chek – Lake Katrine,	Quick Chek	7,260	100%	4/5 yr.	441,000	60.74	5/31/2013	-	5/21/2018
NY	Corporation				485,100	66.82	5/22/2018	-	5/21/2023
					533,610	73.50	5/22/2023	-	5/21/2028

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents number of renewal options and the term of each option.
(3)	Effective annual base rent and effective base rent per square foot includes adjustments for rent concessions or abatements, if any.
(4)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, these properties are subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.
(5)	The annual base rent under the lease increases every five years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five-year period or 10% of the then-current annual base rent.
(6)	Subject to a ground lease.
(7)	The annual base rent under the lease increases every year by 2% of the then-current annual base rent.

Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties acquired as of June 3, 2013 for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

	Number of	Square	Total Annual	% of Total
Year Ending December 31,	Leases Expiring	Feet Expiring	Base Rent Expiring	Annual Base Rent
2013	8	27,196	$536,413	1%
2014	15	38,529	970,600	1%
2015	20	57,825	988,249	1%
2016	18	35,015	862,019	1%
2017	20	107,990	2,863,560	3%
2018	26	122,941	3,860,054	5%
2019	16	137,965	2,954,979	3%
2020	21	267,427	4,404,802	5%
2021	20	83,471	2,250,698	3%
2022	27	491,949	6,420,031	7%
2023	28	634,520	9,150,639	11%
Thereafter	137	2,802,981	50,232,571	59%
	356	4,807,809	$85,494,615	100%

Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the 17 recently-acquired properties described in this prospectus supplement is approximately $101.1 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in these 17 properties is estimated, as of June 3, 2013, as follows:

Wholly–owned Property	Depreciable Tax Basis
LA Fitness – Mesa, AZ	$9,102,000
Academy Sports – Valdosta, GA	8,027,800
Dollar General – Theodore, AL	1,011,430
Dollar General – Temple, GA	1,110,524
Home Depot – Plainwell, MI	—	(1)
TJ Maxx/Dollar Tree – Oxford, OH	3,039,776
Hancock Village – Chesterfield, VA	21,021,740	(1)
Poplar Springs Plaza – Duncan, SC	6,478,000
Tractor Supply – Lumberton, NC	2,559,572
Warrenton Highlands – Warrenton, OR	7,093,000
Fargo Plaza – Fargo, ND	5,621,280
Quick Chek – Middletown (Route 211), NY	5,523,003
Quick Chek – Middletown (HWY 108), NY	6,418,117
Quick Chek – Middletown (Main), NY	6,593,385
Quick Chek – Kingston, NY	6,011,247
Quick Chek – Saugerties, NY	5,523,003
Quick Chek – Lake Katrine, NY	6,011,247
	$101,145,124

(1)	Depreciable basis excludes any ground leases.

We currently have no plan for any renovations, improvements or development of the properties listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.

CCPT 4-SUP-05B